CONFIDENTIAL TREATMENT REQUEST BY

PROSPERITY BANCSHARES, INC. PURSUANT TO 17 C.F.R. § 200.83

August 24, 2005

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention: Don Walker

Re:	Prosperity Bancshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 000-25051

Ladies and Gentlemen:

The purpose of this letter is to respond to your letter dated August 11, 2005 to David Zalman, President and Chief Executive Officer of Prosperity Bancshares, Inc. (the “Company”), setting forth the staff’s comments regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004. For reference purposes, the text of each comment is included below. The Company is requesting confidential treatment of portions of this letter pursuant to the provisions of 17 C.F.R. § 200.83. This letter omits confidential information included in the unredacted version of the letter that was delivered to the Division of Corporation Finance and asterisks denote such omission. Any correspondence, questions, notices and orders concerning this request may be addressed to David Hollaway, Prosperity Bancshares, Inc., 1301 N. Mechanic, El Campo, Texas, 77437, (979) 543-2200 (telephone), (979) 543-1906 (facsimile) (the “Confidential Treatment Contact Person”).

Form 10-K

Notes to Consolidated Financial Statements

Note 5. Securities, page 69 and 70

1.	We note gross unrealized losses on your 70% non-taxable preferred stock securities increased $5.8 million from December 31, 2003 to December 31, 2004. Please provide us your analyses supporting your belief that an other-than-temporary impairment did not exist at December 31, 2004, at March 31, 2005 or at June 30, 2005. We note the guidance in paragraph 16 of SFAS No. 115 and SAB Topic 5:M. Your response should include but not be limited to the name of securities, purchase dates and prices, current amortized cost, respective unrealized losses and other information you consider in your periodic analysis.

Mr. Don Walker

August 24, 2005

Overview:

The staff is advised that management of the Company performs an analysis on our security portfolio on a quarterly basis to determine if an other-than-temporary impairment exists. Our review includes the guidance provided by SFAS 115 and specifically paragraph 16, SAB Topic 5:M.

In preparing our year-end 2004 financials, management performed an additional review of these securities because of the issues surrounding Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC).

The specific securities in question are listed below and as of 12/31/04, 3/31/05 and 6/30/05, show a total unrealized loss of $6.1 million, $6.6 million and $6.5 million, respectively.

Security	Purchase Dates	Amount	Yield	Unrealized Loss
FNMA Series F 70% non-taxable preferred	3/00, 9/00 & 2/01	$15 million	1.37% 1.89% tax equivalent	$ $ $	4.3 million as of 12/04 4.2 million as of 3/05 4.1 million as of 6/05
FHLMC Series L 70% non-taxable preferred	11/99 & 10/00	$9 million	3.58% 4.97% tax equivalent	$ $ $	1.8 million as of 12/04 2.4 million as of 3/05 2.4 million as of 6/05

Based on our analysis through 6/30/05, we project that these securities will recover to their carrying value within a reasonable period of time. This time frame is internally defined since there is no “bright-line test” established by accounting literature. In addition, and as discussed further below, the Company demonstrates the intent and ability to hold these securities until such time as the market value recovers.

We have taken into consideration current market information in our analysis and third party evidence to support our assumptions of rising rates which will project market values reaching carrying cost.

We have reviewed numerous factors and believe that there are enough positive conditions as of the date of this letter to support our conclusion that these particular securities are not other-than-temporarily impaired.

Analysis Detail:

The Company has the intent and ability to hold these securities until the market value recovers.

•	Intent to Hold Securities: The security portfolio exists not as a trading portfolio, but as an investment vehicle for core deposits that are not being used in the loan funding process. To further corroborate the Company’s historical treatment of the securities

Mr. Don Walker

August 24, 2005

portfolio as a holding area for core deposits, it should be noted that over the last 5 years, we have sold just one $ 20 million issue, which represents a nominal portion of the total portfolio, which had a carrying value of $ 1.4 billion as of June 30, 2005. We believe this further supports the Company’s intent to hold these particular securities until they recover in market value.

•	Ability to Hold Securities: In terms of our balance sheet, we are uniquely positioned to hold these investments and as a result there is not a liquidity issue. As of 06/30/2005, these securities represented just $24 million, or 1.6%, out of a $1.4 billion portfolio. Cash flow from the portfolio is approximately $300 million per year and the effective duration of the portfolio is 3.0 years. This means that the portfolio is turning over in a relatively short period of time and allows the Company to easily fund future loan growth from the cash flow. Historically, the Company has grown organically 10% per year in loans, which would equate to a $150 million net increase, based on the 6/30/05 loan balance of $1.5 billion. Even disregarding deposit growth, which has historically had 5% organic growth per year, and a 5 year compounded annual growth rate of over 30%, when acquisitions are included, the $ 300 million cash flow from the portfolio would be more than enough to fund $ 150 million in new loans. Based on this information, the portfolio cash flow mitigates the need to sell securities to offset liquidity issues, which in turn supports the Company’s ability to hold these specific securities until their market value matches carrying value. Had the portfolio been created by leveraging the balance sheet with borrowings or high cost funds, there could be a question of the Company’s ability to hold these securities (See selected balance sheet data attached as Schedule A and cash flow data attached as Schedules B1, B2 and B3).

The Company has also considered the length, time and the extent to which the market value has been less than the cost of these securities and has determined that they are not other-than-temporarily impaired at this time. We have also projected, based on (1) a rising rate scenario and (2) coupon reset dates, that these securities will recover in market value over a reasonable period of time.

•	Coupon reset dates are important to these securities in terms of providing an opportunity to re-price at market rates which are currently higher than the coupon rates, and would positively impact the market value of these securities. There are two recent examples of other preferred issues that illustrate this scenario.

•	FHLMC Series M 2 year Treasury (Symbol FRE M) - these securities reset in March 2005 and had a previous reset in March 2003. The rate reset in March 2005 from 1.82% to 3.93%. The pricing of the security reflected this rate increase. At the end of 2004 this security traded in the high 30’s and by the reset date in March 2005, the value had increased to 42 (Please refer to Schedule C).

•	A second example was the FHLMC N 1 year Libor (Symbol FRE N) - these securities reset in March 2005. This security moved from 1.14% to 3.64% and had been trading in the 30 range, but increased to 41 when their reset date was reached (Please refer to Schedule C).

Mr. Don Walker

August 24, 2005

It is our assumption that the securities we own will react in much the same way as the two examples above in a similar, significantly rising rate environment. As they approach their coupon reset dates, they will regain market value in a like manner. It should be noted that the rise in price will not happen on a straight-line basis, especially as it approaches the reset date.

Rule 83 confidential treatment request made by Company; request numbers 1-3.

•	Concerning the FHLMC securities (current rate 3.58% and tax equivalent 4.97%) – the market value was less than carrying value for the last nine months as of 2004. In fact the average loss during that time frame was less than 10% during five of nine months. With the rising rate environment, we project the values of these securities to move up as well (the rise in value will not occur on a straight-line basis). Our projections show that as rates increase, and the next coupon reset date approaches, these securities should begin to move up in market value and reach their carrying value by the next reset date which is December 2009. This is shown on the spreadsheet attached as Schedule D. Using the Bloomberg Economic Survey of projected rates on Fed Funds, included as Schedule E, we show that rising rates will impact the market value of these securities positively over the next five years. Based on the median of projections in the Bloomberg Economic Survey, the fed funds rate is projected to be 4.25% by year-end 2006. The FHLMC issue prices off of the 5 year Treasury note which has historically traded at 112 basis points over the Fed funds rate during the last 20 years. Based on the above, the 5 year yield would then be ***%[1] by year-end 2006, as set forth on Schedule D. Making these assumptions puts the 5 year Treasury at ***%[2] by the reset date of 12/09 (Refer to Schedule D). While the rate increase may not be linear as the spreadsheet shows because rates will move up and down over time, the projected rate would seem reasonable as the 5 year Treasury note yearly average over the last 20 years has been 6.57% (rates obtained from Federal Reserve – refer to Schedule F). Our calculation shows that ***%[3] is the rate needed to see these securities reach par (see spreadsheet attached as Schedule G). Historically these securities have traded at and above par when the 5 year was around 6% because the tax equivalent nature of these securities provided enough spread to the investor to allow them to trade at par or better.

[1]	The Company requests that the information contained in Request Number 1 be treated as confidential information and that the Commission provide timely notice to the Confidential Treatment Contact Person identified on Page 1 before it permits any disclosure of the marked information.
[2]	The Company requests that the information contained in Request Number 2 be treated as confidential information and that the Commission provide timely notice to the Confidential Treatment Contact Person identified on Page 1 before it permits any disclosure of the marked information.
[3]	The Company requests that the information contained in Request Number 3 be treated as confidential information and that the Commission provide timely notice to the Confidential Treatment Contact Person identified on Page 1 before it permits any disclosure of the marked information.

Mr. Don Walker

August 24, 2005

Rule 83 confidential treatment request made by Company; request numbers 4-7.

•	Concerning the FNMA securities (current rate 1.37% and tax equivalent 1.89%) – these securities are showing a gain in their market value as rates continue to rise and they get closer to their reset date in March 2006. These securities gained value from 12/31/04 through the first six months of 2005. As they get closer to their coupon reset date in March 2006 and rates continue to rise, we project the market price of these securities to increase. It should be noted that the last reset was at a low point in market rates in March 2004. They reset at 1.37% and the current 2 year Treasury note rate is approximately 4.07%. Using the Bloomberg Economic Survey of projected rates on Fed Funds (included as Schedule E), we show that rising rates will impact the market value positively over the next five years. Based on the median of projections in the Bloomberg Economic Survey, the fed funds rate is projected to be 4.25% for the first quarter of 2006 and year-end 2006. This security prices off of the 2 year Treasury note less 16 basis points which have historically, over the last 20 years, traded at 58 basis points over the Fed funds rate. That would project the 2 year treasury at ***%,[4] or approximately ***%[5] tax equivalent, next year at its reset date. Assuming the same type of increase until the next reset date in March 2008, the rate would increase to ***%[6] (refer to Schedule D). The historical average rate of the 2 year Treasury note over the last 20 years has been 6.03% (rates obtained from Federal Reserve - Refer to Schedule F) supporting our expectation of an increase in price on these securities over the next 5 years. Our calculation shows that a ***%[7] rate is needed to see these securities reach par (see spreadsheet attached as Schedule H). Historically these securities have traded at and above par when the 2 year was around 6% because the tax equivalent nature of these securities provided enough spread to the investor to allow them to trade at par or better.

Our analysis has concluded that the financial condition of FNMA and FHLMC is not an issue and should not be considered a negative for either company.

•	Both of these organizations continue to be rated as investment grade by the rating agencies.

•	Dividend payments have not been suspended at either of the organizations.

[4]	The Company requests that the information contained in Request Number 4 be treated as confidential information and that the Commission provide timely notice to the Confidential Treatment Contact Person identified on Page 1 before it permits any disclosure of the marked information.
[5]	The Company requests that the information contained in Request Number 5 be treated as confidential information and that the Commission provide timely notice to the Confidential Treatment Contact Person identified on Page 1 before it permits any disclosure of the marked information.
[6]	The Company requests that the information contained in Request Number 6 be treated as confidential information and that the Commission provide timely notice to the Confidential Treatment Contact Person identified on Page 1 before it permits any disclosure of the marked information.
[7]	The Company requests that the information contained in Request Number 7 be treated as confidential information and that the Commission provide timely notice to the Confidential Treatment Contact Person identified on Page 1 before it permits any disclosure of the marked information.

Mr. Don Walker

August 24, 2005

•	While we do not rely on the fact that these are both government sponsored agencies, and there is no implied guarantee, there is some validity to the fact that their quasi-governmental status serves to enhance their strength and stability as it relates to creditworthiness. As GSAs they are subject to an additional layer of regulatory oversight and scrutiny that a private company would not have to endure. It is also important to note that, while the new increased capital requirements imposed on these institutions do indeed limit asset growth, they also serve to strengthen the companies, especially from a shareholder perspective. Indeed the issues regarding regulatory scrutiny and increased capital requirements both serve to further enhance credit stability.

Based on the above analysis, the Company has concluded that there are no other-than-temporary impairment issues at this time. Management will continue to monitor all of its securities on a quarterly basis to insure that the assumptions used have not materially changed and thus create a situation of other-than-temporary impairment.

In connection with this response letter with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2004, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please direct them to David Hollaway at (979) 543-2200.

Very truly yours,

/s/ David Zalman

David Zalman
President and Chief Executive Officer

Schedule A

Prosperity Bancshares Selected Balance Sheet Data

(dollars in thousands)

	12/31/04	3/31/05	6/30/05
Assets	$2,697,228	$3,479,747	$3,446,816
Loans	1,035,513	1,500,138	1,520,175
Deposits	2,317,076	2,893,681	2,847,770
Loan/Deposit ratio	44.7%	51.8%	53.4%
Securities*	1,302,792	1,486,463	1,478,350
Preferred Securities	24,000	24,000	24,000
% of Preferred sec./Total sec.	1.8%	1.6%	1.6%

*	HTM at cost and AFS at market

Schedule D

Summary of 2 yr and 5 yr spread to Fed funds rate (20 year average rates come from federal reserve website)

	20 yr avg	spread to funds	current 8/18/05	spread to funds
Fed funds	5.45%		3.50%
2 yr treasury	6.03	0.58%	4.07	0.57%
5 yr treasury	6.57	1.12	4.15	0.65

Using economist forecast of fed funds rate thru 12/06 and future rates projected by management based on historical trends

Rule 83 confidential treatment request made by Company; request number 8.

8/18/05 rates	1Q06		4Q06		1Q07		4Q07		1Q08		4Q08		4Q09
3.50% fed funds	***[8]	%	***[8]	%	***[8]	%	***[8]	%	***[8]	%	***[8]	%	***[8]	%
4.07% 2 yr spread	***[8]	%	***[8]	%	***[8]	%	***[8]	%	***[8]	%	***[8]	%
	reset								reset
FNMA 2 yr proj	***[8]	%	***[8]	%	***[8]	%	***[8]	%	***[8]	%	***[8]	%

3.50% fed funds	***[8]	%	***[8]	%	***[8]	%	***[8]	%	***[8]	%	***[8]	%	***[8]	%
FHLMC 5 yr spread	***[8]	%	***[8]	%	***[8]	%	***[8]	%	***[8]	%	***[8]	%	***[8]	%
reset
4.15% 5 yr proj	***[8]	%	***[8]	%	***[8]	%	***[8]	%	***[8]	%	***[8]	%	***[8]	%

[8]	The Company requests that the information contained in Request Number 8 be treated as confidential information and that the Commission provide timely notice to the Confidential Treatment Contact Person identified on Page 1 of the accompanying letter before it permits any disclosure of the marked information.

Schedule E

BN 08/09 U.S. Federal Funds Forecasts: BN Monthly Survey (Table)

By     Kristy McKeaney

Aug. 9 (Bloomberg) — The following table shows economists’ forecasts for the U.S. overnight bank lending rate as surveyed by Bloomberg News from July 29 - Aug. 8. All figures are as the end of the quarter.

Time period		3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006	4Q 2006
# of replies		67	67	67	67	63	63
Median		3.75%	4.00%	4.25%	4.50%	4.25%	4.25%
Average		3.71%	4.04%	4.24%	4.30%	4.30%	4.30%
High Forecast		4.00%	4.50%	4.75%	5.00%	5.25%	5.50%
Low Forecast		3.50%	3.50%	3.50%	3.50%	3.25%	3.25%
Previous median		3.75%	4.00%	4.00%	4.00%	4.25%	4.25%
Change in median		0.00%	0.00%	0.25%	0.50%	0.00%	0.00%
ABN Amro	S. Ricchiuto	3.75%	4.00%	4.25%	4.50%	4.75%	5.00%
Action Economics	M. Englund	3.75%	4.25%	4.50%	4.50%	4.50%	5.00%
Alletti Gestielle	F. Panelli	3.75%	4.25%	4.50%	4.50%	n/a	n/a

Time period		3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006	4Q 2006
Argus Research	R. Yamarone	3.75%	4.50%	4.50%	4.50%	4.50%	4.50%
Banc Amer. Sec.	P. Kretzmer	3.75%	4.25%	4.50%	4.50%	4.50%	4.50%
Barclays Capital	D. Maki	3.75%	4.25%	4.75%	4.75%	4.75%	4.75%
Bear Stearns	Malpass/ Batten	3.75%	4.25%	4.75%	5.00%	5.00%	5.00%
BNP Paribas	B. Fabbri	3.75%	4.25%	4.25%	4.25%	4.25%	4.25%
BOT-Mitsubishi	C. Rupkey	3.75%	4.00%	4.25%	4.50%	4.50%	4.75%
Briefing.com	T. Rogers	3.75%	4.00%	4.25%	4.50%	4.50%	4.50%
CantorViewpoint	J. Herrmann	3.75%	4.25%	4.50%	4.50%	4.50%	4.25%
Carige Asset Mngmt	A. Taddeo	3.50%	3.75%	4.00%	4.25%	4.25%	4.00%
Chmura Economics	X. Shuai	3.50%	3.75%	4.00%	4.25%	4.25%	4.50%
Claymore Investment	B. Wesbury	4.00%	4.25%	4.75%	5.00%	5.00%	5.00%
ClearView Econ.	K. Mayland	3.75%	4.00%	4.25%	4.50%	5.00%	5.50%
Commerzbank AG	P. Franke	3.75%	4.00%	4.00%	4.00%	4.00%	4.00%
Conference Board	K. Goldstein	3.50%	3.75%	4.00%	4.00%	4.00%	3.25%
Countrywide Fin.	J. Speakes	3.75%	4.00%	4.00%	4.00%	3.75%	3.50%
Creighton Univ.	E. Goss	3.75%	4.00%	3.75%	3.50%	3.25%	3.75%
Deutsche Bank	Hooper/Lavorgna	3.75%	4.00%	4.25%	4.50%	4.75%	5.00%

Time period		3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006	4Q 2006
Dresdner	K. Logan	3.75%	3.75%	3.75%	3.75%	3.75%	3.75%
Eaton Vance	B. MacIntosh	3.75%	4.00%	4.00%	4.00%	3.75%	3.50%
Econ. Consulting	K. Kobe	3.75%	4.00%	4.00%	4.00%	4.00%	4.00%

Copyright (c) 2005, Bloomberg, L. P.

Page 2 of 3

Econ. Outlook Group	B. Baumohl	3.75%	4.25%	4.25%	4.00%	3.75%	3.75%
Econ. Solutions	W. Winegarden	3.75%	4.00%	4.25%	4.25%	4.25%	4.00%
Economy.com	M. Zandi	3.75%	4.00%	4.50%	4.50%	4.75%	5.00%
First Albany	H. Johnson Jr.	3.75%	4.00%	4.25%	4.25%	4.50%	4.50%
Freddie Mac	F. Nothaft	3.75%	4.00%	4.00%	4.00%	4.00%	4.00%
Georgia State	R. Dhawan	3.50%	4.00%	4.00%	4.25%	4.25%	4.25%
Goldman Sachs	E. McKelvey	3.75%	4.25%	4.75%	5.00%	5.00%	5.00%
ING Barings	J. Knightley	3.75%	4.25%	4.25%	4.25%	4.25%	4.25%
Insight Economics	S. Wood	3.75%	4.25%	4.75%	4.75%	4.25%	4.00%
IntesaBci	S. Capaldi	3.75%	4.00%	4.25%	4.25%	n/a	n/a
IXIS	M. Ripert	3.75%	4.00%	4.25%	4.25%	n/a	n/a
John Dunham Assoc.	J. Dunham	3.75%	4.00%	4.50%	4.75%	5.00%	5.25%
J.P. Morgan	B. Baldino	3.75%	4.25%	4.50%	4.50%	4.50%	4.50%
J.P. Morgan Fleming	A. Chan	3.75%	4.00%	4.25%	4.50%	4.50%	4.50%

Time period		3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006	4Q 2006
Laurentian Bank	C. Leitao	3.75%	4.00%	4.00%	4.00%	4.00%	4.25%
Legg Mason	S. Stark	3.75%	3.75%	4.00%	4.25%	4.00%	4.00%
Lehman	J. Abate	3.75%	4.25%	4.50%	4.50%	4.25%	4.25%
MKM Partners	M. Darda	3.75%	4.25%	4.50%	4.50%	4.50%	4.50%
MFR	J. Shapiro	3.75%	4.25%	4.50%	4.50%	4.50%	4.50%
Merrill Lynch	D. Rosenberg	3.75%	4.00%	4.00%	3.75%	3.75%	3.25%
Mizuho Sec.	G. Haberbush	3.75%	4.00%	4.00%	4.00%	n/a	n/a
Moodys	J. Lonski	3.75%	4.25%	4.50%	4.50%	4.50%	4.50%

Schedule E

Morgan Stanley	R. Berner	3.75%	4.00%	4.25%	4.50%	4.50%	4.50%
NAHB	D. Seiders	3.75%	4.00%	4.25%	4.50%	4.50%	4.50%
NAR	Lereah/Yun	3.75%	4.00%	4.00%	4.00%	4.25%	4.25%
Naroff Economics	J. Naroff	3.75%	4.25%	4.50%	4.50%	4.75%	4.75%
National-City	R. Dekaser	3.50%	4.00%	4.50%	4.50%	4.50%	4.50%
NFIB	W. Dunkelberg	3.50%	4.00%	4.50%	4.50%	4.50%	4.50%
Northern Trust	P. Kasriel	3.75%	4.00%	4.00%	4.00%	3.50%	3.50%
Rasbank SPA	M. Radaelli	3.50%	4.00%	4.25%	4.25%	4.25%	4.25%
RBS Greenwich Cap.	S. Stanley	3.75%	4.25%	4.75%	5.00%	5.25%	5.50%

Time period		3Q 2005	4Q 2005	1Q 2006	2Q 2006	3Q 2006	4Q 2006
SIOR	J. Smith	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
Societe Generale	S. Gallagher	3.75%	3.75%	3.75%	3.75%	3.75%	3.75%
SwissRe	K. Karl	3.75%	4.00%	4.25%	4.50%	4.50%	4.50%
Sumitomo	E. Ying	3.75%	3.75%	3.75%	3.75%	3.50%	3.50%
Suntrust	G. Miller	3.50%	3.50%	3.50%	3.50%	3.25%	3.50%
ULPIA	L. Noto	3.50%	3.75%	4.25%	4.50%	4.50%	4.50%
US Trust	R. McGee	3.75%	4.00%	4.00%	4.00%	4.00%	3.50%
U. of Maryland	P. Morici	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%
U. of the Pacific	S. Snaith	3.50%	4.00%	4.25%	4.25%	4.25%	4.25%
U. of Texas El Paso	T. Fullerton	3.50%	3.75%	4.00%	4.00%	4.00%	4.00%
US Chamber of Comm.	A. Klump	3.75%	4.50%	4.50%	4.50%	4.50%	4.50%

Copyright (c) 2005, Bloomberg, L. P.

Page 3 of 3

Wachovia	J. Silvia	3.75%	4.25%	4.25%	4.50%	4.75%	5.00%
Wells Capital Mnge.	G. Schlossberg	3.50%	4.00%	4.25%	4.50%	4.25%	3.75%

—Editors: Miller, Barrett

Copyright (c) 2005, Bloomberg, L. P.

Schedule F - From the Federal Reserve Website

Rates	2 year Treasury	5 year Treasury	FFs
1984	11.67%	12.26%	10.23%
1985	9.27	10.12	8.10
1986	6.86	7.30	6.80
1987	7.42	7.04	6.66
1988	8.10	8.48	7.57
1989	8.57	8.50	9.21
1990	8.16	8.37	8.10
1991	6.49	7.37	5.69
1992	4.77	6.19	3.52
1993	4.05	5.14	3.02
1994	5.94	6.69	4.21
1995	6.15	6.38	5.83
1996	5.84	6.18	5.30
1997	5.99	6.22	5.46
1998	5.13	5.15	5.35
1999	5.43	5.55	4.97
2000	6.26	6.16	6.24
2001	3.83	4.56	3.88
2002	2.64	3.82	1.67
2003	1.65	2.97	1.13
2004	2.38	3.43	1.46

avg	6.03%	6.57%	5.45%

Schedule G

Rule 83 confidential treatment request made by Company; request number 9.

Projected Price at reset

Margin 0	Pricing method 1 Changes investor’s spread to estimate market prices	Pricing method 2 Leaves spread unchanged but assumes call in 20 yrs to estimate market price

				Pricing Scenarios Assuming No Call								Pricing Assuming Call
5yr Treas	Dividend	34% Tax-Equiv Dividend	Spread to Index	Investor’s Spread		Investor’s Yield		TEY @ par % of Required		Price to deliver required yield		Investor’s Spread		Investor’s Yield		Price required assume call in 20 yrs
1.00%	1.00%	1.36061%	0.36%	***[9]	%	***[9]	%	***[9]	%	***[9]	%	***[9]	%	***[9]	%	***[9]	%
1.50	1.50	2.04091	0.54	***[9]		***[9]		***[9]		***[9]		***[9]		***[9]		***[9]
2.00	2.00	2.72121	0.72	***[9]		***[9]		***[9]		***[9]		***[9]		***[9]		***[9]
2.50	2.50	3.40152	0.90	***[9]		***[9]		***[9]		***[9]		***[9]		***[9]		***[9]
3.00	3.00	4.08182	1.08	***[9]		***[9]		***[9]		***[9]		***[9]		***[9]		***[9]
3.50	3.50	4.76212	1.26	***[9]		***[9]		***[9]		***[9]		***[9]		***[9]		***[9]
4.00	4.00	5.44242	1.44	***[9]		***[9]		***[9]		***[9]		***[9]		***[9]		***[9]
4.50	4.50	6.12273	1.62	***[9]		***[9]		***[9]		***[9]		***[9]		***[9]		***[9]
5.00	5.00	6.80303	1.80	***[9]		***[9]		***[9]		***[9]		***[9]		***[9]		***[9]
5.50	5.50	7.48333	1.98	***[9]		***[9]		***[9]		***[9]		***[9]		***[9]		***[9]
6.00	6.00	8.16364	2.16	***[9]		***[9]		***[9]		***[9]		***[9]		***[9]		***[9]

6.50	6.50	8.84394	2.34	***[9]		***[9]		***[9]		***[9]		***[9]		***[9]		***[9]
7.00	7.00	9.52424	2.52	***[9]		***[9]		***[9]		***[9]		***[9]		***[9]		***[9]
7.50	7.50	10.20455	2.70	***[9]		***[9]		***[9]		***[9]		***[9]		***[9]		***[9]
8.00	8.00	10.88485	2.88	***[9]		***[9]		***[9]		***[9]		***[9]		***[9]		***[9]
8.50	8.50	11.56515	3.07	***[9]		***[9]		***[9]		***[9]		***[9]		***[9]		***[9]
9.00	9.00	12.24545	3.25	***[9]		***[9]		***[9]		***[9]		***[9]		***[9]		***[9]

[9]	The Company requests that the information contained in Request Number 9 be treated as confidential information and that the Commission provide timely notice to the Confidential Treatment Contact Person identified on Page 1 of the accompanying letter before it permits any disclosure of the marked information.

Schedule H

Rule 83 confidential treatment request made by Company; request number 10.

Projected Price at reset

Margin -0.16	Pricing method 1 Changes investor’s spread to estimate market prices	Pricing method 2 Leaves spread unchanged but assumes call in 20 yrs to estimate market price

				Pricing Scenarios Assuming No Call								Pricing Assuming Call
2yr Treas	Dividend	34% Tax-Equiv Dividend	Spread to Index	Investor’s Spread		Investor’s Yield		TEY @ par % of Required		Price to deliver required yield		Investor’s Spread		Investor’s Yield		Price required assume call in 20 yrs
1.00%	0.84%	1.14291%	0.14%	***[10]	%	***[10]	%	***[10]	%	***[10]	%	***[10]	%	***[10]	%	***[10]	%
1.50	1.34	1.82321	0.32	***[10]		***[10]		***[10]		***[10]		***[10]		***[10]		***[10]
2.00	1.84	2.50352	0.50	***[10]		***[10]		***[10]		***[10]		***[10]		***[10]		***[10]
2.50	2.34	3.18382	0.68	***[10]		***[10]		***[10]		***[10]		***[10]		***[10]		***[10]
3.00	2.84	3.86412	0.86	***[10]		***[10]		***[10]		***[10]		***[10]		***[10]		***[10]
3.50	3.34	4.54442	1.04	***[10]		***[10]		***[10]		***[10]		***[10]		***[10]		***[10]
4.00	3.84	5.22473	1.22	***[10]		***[10]		***[10]		***[10]		***[10]		***[10]		***[10]
4.50	4.34	5.90503	1.41	***[10]		***[10]		***[10]		***[10]		***[10]		***[10]		***[10]
5.00	4.84	6.58533	1.59	***[10]		***[10]		***[10]		***[10]		***[10]		***[10]		***[10]
5.50	5.34	7.26564	1.77	***[10]		***[10]		***[10]		***[10]		***[10]		***[10]		***[10]
6.00	5.84	7.94594	1.95	***[10]		***[10]		***[10]		***[10]		***[10]		***[10]		***[10]

6.50	6.34	8.62624	2.13	***[10]		***[10]		***[10]		***[10]		***[10]		***[10]		***[10]
7.00	6.84	9.30655	2.31	***[10]		***[10]		***[10]		***[10]		***[10]		***[10]		***[10]
7.50	7.34	9.98685	2.49	***[10]		***[10]		***[10]		***[10]		***[10]		***[10]		***[10]
8.00	7.84	10.66715	2.67	***[10]		***[10]		***[10]		***[10]		***[10]		***[10]		***[10]
8.50	8.34	11.34745	2.85	***[10]		***[10]		***[10]		***[10]		***[10]		***[10]		***[10]
9.00	8.84	12.02776	3.03	***[10]		***[10]		***[10]		***[10]		***[10]		***[10]		***[10]

[10]	The Company requests that the information contained in Request Number 10 be treated as confidential information and that the Commission provide timely notice to the Confidential Treatment Contact Person identified on Page 1 of the accompanying letter before it permits any disclosure of the marked information.